THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT
                 TO RULE 902(g) OF REGULATION S-T


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934

                  Lynch Interactive Corporation
                        (Name of Issuer)


            Common Stock Par Value $.0001 Per Share
                (Title of Class and Securities)


                            551137102
              (CUSIP Number of Class of Securities)



              Robert A. Hurwich, Lynch Corporation,
    401 Theodore Fremd Ave, Rye, NY 10580-1435 (914) 921-7601
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                       September 1, 1999
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), or 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

_________________________________________________________________

CUSIP No. 551137102                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Mario J. Gabelli
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /    /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     324,021   (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     324,021   (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     324,021   (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /    /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
     22.94%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
Item 1.Security and Issuer

          The class of equity securities to which this statement on Schedule 13D relates is the Common Stock, $.0001 par value per share ("Securities") of Lynch Interactive Corporation (the "Issuer"), a Delaware corporation, with principal offices located at 401 Theodore Fremd Ave, Rye, New York 10580.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli
("Mario Gabelli").
          Mario Gabelli is the Chairman of the Board of Directors and Chief Executive Officer of the Issuer and of Lynch Corporation, each with principal offices located at 401 Theodore Fremd Ave., Rye, NY 10580. Mario Gabelli also serves as the Chairman of the Board of Directors, Chief Executive Officer and Chief Investment Officer of Gabelli Asset Management Inc., a public securities and investment mangement company with principal offices located at 1 Corporate Center, Rye, NY 10580. Mario Gabelli also serves on the Board of Directors of East West Communications, Inc. with principal offices located at 350 Stuyvesant Ave., Rye, NY 10580, and on the Board of Directors of Spinnaker Industries, Inc. with principal offices located at 600
N. Pearl St., Suite 2160, Dallas, TX 75201.
     During the last five years, Mario Gabelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdication as a result of which he was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mario Gabelli is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration
          On September 1, 1999, Lynch Corporation ("Lynch") distributed to its shareholders in a spin-off (the "Spin-Off") all of the Securities owned by it. As a result of the Spin-Off, Mario Gabelli became the beneficial owner of 324,021 shares of the Securities. These transactions are described in more detail in the Issuer's Prospectus dated August 18, 1999, which is incorporated herein by reference.
Item 4.   Purpose of Transaction
          Mario Gabelli received the Securities reported herein in connection with the Spin-Off. He may acquire additional Securities or dispose of some or all of the Securities reported herein.
          As Chairman of the Board and Chief Executive Officer of the Issuer, Mario Gabelli is actively involved in the management of the Issuer. Accordingly, in the normal course of his duties as an officer and director of the Issuer, Mario Gabelli may consider, analyze or propose corporate transactions involving the Issuer or its subsidiaries, sales or transfers of assets of the Issuer, changes in the board of directors or management of the Issuer, changes in the capitalization or dividend policy of the Issuer, changes in the Issuer's business or corporate structure and similar actions affecting the Issuer.
          Other than as described above, Mario Gabelli does not have any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest In Securities Of The Issuer
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 324,021 shares, repre-senting 22.94% of the 1,412,383 shares outstanding as reported by the Issuer on September 10, 1999.
         (b) Mario J. Gabelli has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported by him.
          (c) See Item 3 above.
          (d) With respect to 70,000 of the shares reported as beneficially owned by Mario Gabelli, a family partnership has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mario Gabelli is the general partner of this family partnership and has approximately a 20% interest therein. With repect to 1,000 shares reported as beneficially owned by Mario J. Gabelli, a private foundation has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities. Mario Gabelli is a Trustee, President and Investment Manager for this private foundation.
          (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None


Item 7.   Material to be Filed as an Exhibit
          The following Exhibit A is attached hereto.
          Exhibit A:     Powers of Attorney to Robert A. Hurwich
                         from Mario J. Gabelli.

















































Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  September 13, 1999



                                 MARIO J. GABELLI



                                 By:_____________________________
                                    Robert A. Hurwich
                                    Attorney-in-Fact







POWER OF ATTORNEY



KNOW ALL MEN BY THESE PRESENTS, THAT I, Mario J. Gabelli have made, constituted and appointed, and by these presents do make, constitute and appoint, Robert A. Hurwich, Stephen G. Bondi, Peter D. Goldstein and James E. McKee, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Lynch Corporation or any of its subsidiaries any and all statements on
Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. By this instrument, I do also cancel and revoke any and all prior authorizations, appointments or powers of attorney made, granted or given by me with respect to the matters covered hereby. This instrument may not be changed orally.

                                 IN WITNESS WHEREOF, I have hereunto set
                                 may hand and seal this 13th day of
                                 September, 1999.

                                         /s/

___________________________________
                                 Mario J. Gabelli



BE IT KNOWN, that on this 13th day of September, 1999, before me, Karyn M. Nappi, a Notary Public in and for the State of New York, duly commissioned and sworn, personally came and appeared Mario J. Gabelli, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year above written.


                                         /s/
__________________________________
                                 Notary Public